Exhibit 99.1

CNFinance Holdings Limited Announces Receipt of NYSE Notification Regarding ADS Trading Price Requirement

GUANGZHOU, China, April 18, 2025 /PRNewswire/ — CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated April 7, 2025, notifying the Company that it is below compliance standards due to the trading price of CNFinance’s American depositary shares (the “ADSs”). The notice has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE, subject to the Company’s compliance with other listing standards and other rights of the NYSE to delist the ADSs. The NYSE notification does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements, or contractual obligations.

Pursuant to Section 802.01C of the NYSE Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of its security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified by the NYSE, the Company must bring its security price and average security price back above US$1.00 by six months (the “Cure Period”) following receipt of the notification. The Company can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period the Company’s ADSs have a closing price of at least US$1.00 per ADS and an average closing price of at least US$1.00 per ADS over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the Cure Period, both a US$1.00 per ADS closing price on the last trading day of the Cure Period and a US$1.00 per ADS average closing price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, CNFinance intends to monitor the market conditions of its listed ADSs and is considering its options. As required by the NYSE Listed Company Manual, the Company expects to notify the NYSE of its intent to cure its ADS trading price deficiency within the applicable time period required by the NYSE.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and sales partners, local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn